UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

AMENDMENT NO. 2 TO

SCHEDULE 13D

Under the Securities Exchange Act of 1934

YONGYE INTERNATIONAL, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)

98607B106
(CUSIP Number)

Zhong Xingmei Full Alliance International Limited Room 1701, Wing Tuck Commercial Centre, 183 Wing Lok Street Sheung Wan, Hong Kong	-with a copy to-	Mitchell S. Nussbaum, Esq. Loeb & Loeb LLP 345 Park Avenue New York, New York 10154 (212) 407-4159
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 9, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f), or Rule 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98607B106	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON FULL ALLIANCE INTERNATIONAL LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,657,704
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,657,704
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,657,704
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.51%*
14	TYPE OF REPORTING PERSON CO

* Based on the beneficial ownership of 7,657,704 shares of Common Stock of the Reporting Person and 49,370,711 shares of total Common Stock issued and outstanding as of May 6, 2011, the Reporting Person holds approximately 15.51% of the issued and outstanding Common Stock of the Issuer.

CUSIP No. 98607B106	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON ZHONG XINGMEI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,657,704
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,657,704
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,657,704
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.51%*
14	TYPE OF REPORTING PERSON IN

* Based on the beneficial ownership of 7,657,704 shares of Common Stock of the Reporting Person and 49,370,711 shares of total Common Stock issued and outstanding as of May 6, 2011, the Reporting Person holds approximately 15.51% of the issued and outstanding Common Stock of the Issuer.

Page 4 of 8 Pages

Item 1.                      Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (“Common Stock”), of Yongye International, Inc., a Nevada corporation (the “Company” or the “Issuer”).  The address of the Issuer’s principal executive office is 6th floor, Suite 608, Xue Yuan International Tower, No.1 Zhichun Road, Haidian District, Beijing, PRC.

Item 2.                      Identity and Background.

(a) This Schedule 13D/A is being filed by:

(i) Full Alliance International Limited, a company incorporated in the British Virgin Islands (“Full Alliance”); and

(ii) Zhong Xingmei (“Ms. Zhong”), a Canadian citizen and sole director and owner of Full Alliance.  By virtue of her position as sole director and owner, Ms. Zhong may be deemed to be a beneficial owner having power to direct the voting and disposition of the Common Stock held or controlled by Full Alliance.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of the Reporting Persons’ principal business is OMC Chambers, P.O. Box 3152, Road Town, Tortola, British Virgin Islands.

(c) The principal business of Full Alliance is general and management services, whereby Ms. Zhong is the sole director and owner.  The principal office is located at Room 1701, Wing Tuck Commercial Centre, 183 Wing Lok Street, Sheung Wan, Hong Kong.

(d) During the past five (5) years, neither of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the past five (5) years, neither of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Ms. Zhong is a citizen of Canada.  Full Alliance is incorporated in the British Virgin Islands.

Item 3.                      Source and Amount of Funds and Other Consideration.

The Reporting Persons acquired 6,948,111 shares of the Issuer’s Common Stock pursuant to a Share Exchange Agreement, dated as of April 17, 2008 (the “Exchange Agreement”) entered into by and among the Company and the Company’s principal shareholder, Fullmax Pacific Limited, a company organized under the laws of the British Virgin Islands (“Fullmax”), and the shareholders of Fullmax (the “Share Exchange”) of which the Reporting Persons were shareholders (the “Fullmax Shareholders”).  The Fullmax Shareholders owned 100% of the issued and outstanding common stock of Fullmax (the “Fullmax Shares”).  The transaction was consummated on April 17, 2008 pursuant to which the Fullmax Shareholders acquired approximately 84.7% of the Company’s issued and outstanding Common Stock causing Fullmax to become a wholly-owned subsidiary of the Company.  Collectively, the Fullmax Shareholders transferred all of their Fullmax Shares for 11,444,755 shares of the Company’s Common Stock (the “Exchange Shares”).  Individually, the Reporting Persons transferred 6,071 of their Fullmax Shares to the Company for 6,948,111 Exchange Shares.  In connection with the Share Exchange, the Reporting Persons transferred 200,004 of their Exchange Shares to Richever Limited in a private offering.

Page 5 of 8 Pages

The foregoing description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Exchange Agreement, attached as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 22, 2008 and is incorporated herein by reference.

In May 2009, the Reporting Persons acquired the shares of the Company’s Common Stock pursuant to a Purchase Agreement (the “May Purchase Agreement”) entered into by and among the Company, Inner Mongolia Yongye Nong Feng Biotechnology Co., Ltd., a cooperative joint venture organized under the laws of the People’s Republic of China, and the investors listed on Appendix A thereto.  Individually, the Reporting Persons purchased 909,597 shares of the Company’s Common Stock at a price of $1.54 per share for an aggregate purchase price of $1,400,779.69, which funds were paid by an unrelated company to a subsidiary of the Company in China pursuant to the May Purchase Agreement.

The foregoing description of the May Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the May Purchase Agreement, attached as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 8, 2009 and is incorporated herein by reference.

Item 4.                      Purpose of Transaction.

On May 29, 2011, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with MSPEA Agriculture Holding Limited (“MSPEA”) and Full Alliance. Under this agreement, MSPEA will, subject to various terms and conditions, purchase from the Company 5,681,818 shares (the “Purchased Shares”) of series A convertible preferred stock, par value US$0.001 (the “Preferred Shares”), of the Company, for an aggregate purchase price of US$50 million.  As inducement for MSPEA to enter into the Securities Purchase Agreement, Full Alliance entered into the stockholders’ and pledge agreements described in detail below, pursuant to which Full Alliance pledged 5,600,000 shares of its Common Stock to MSPEA.  See Item 3, which is hereby incorporated by reference, for further discussion of how the securities of the Company to which this statement relates were acquired.

At the date of this Schedule 13D/A, the Reporting Persons, except as set forth in this Schedule 13D/A, do not have any plans or proposals which would result in:

(a) the acquisition by any person of additional securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

(d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of terms of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company’s business or corporate structure;

(g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or

(j) any similar action to those enumerated above.

Item 5.                      Interest in Securities of the Company.

(a) The Reporting Persons beneficially own an aggregate of 7,657,704 shares, or approximately 15.51%, of the Company’s Common Stock.  The approximate aggregate percentage of Company’s Common Stock reported beneficially owned by the Reporting Persons herein is based on the number of issued and outstanding shares of Common Stock of the Company as of May 6, 2011 and is equal to 49,370,711.

Page 6 of 8 Pages

(b) The Reporting Persons beneficially own an aggregate of 7,657,704 shares of the Company’s Common Stock, representing in the aggregate approximately 15.51% of the total issued and outstanding shares of Common Stock of the Company, consisting of 7,057,704 shares in which it has the sole power to vote or direct to vote, and the sole power to dispose of or direct the disposition of. Of the 7,657,704 beneficially owned, 5,600,000 shares of the Company’s Common Stock that are subject to the terms of a Stockholders’ Agreement (the “Stockholders’ Agreement”) with MSPEA.  Although Ms. Zhong directly owns none of the Company’s Common Stock, she may be deemed beneficial owner of the 7,657,704 shares of the Company’s Common Stock reported on this statement as owner and sole director of Full Alliance pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”).

(c) Other than as related to the Securities Purchase Agreement, Stockholders’ Agreement and pledge agreement, the Reporting Persons have not effected any transactions in the Common Stock of the Company in the past sixty (60) days.

(d)           To the knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by it.

(e)           Not applicable.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On May 29, 2011, the Company entered into the Securities Purchase Agreement with MSPEA and Full Alliance. On June 9, 2011, MSPEA, pursuant to the terms of the Securities Purchase Agreement, MSPEA acquired the Purchased Shares for an aggregate purchase price of US$50 million.  As inducement for MSPEA to enter into the Securities Purchase Agreement, Full Alliance entered into the stockholders’ and pledge agreements described in detail below.

Stockholders’ Agreement

In connection with closing of the transactions contemplated by the Securities Purchase Agreement, on June 9, 2011, Full Alliance and MSPEA entered into a Stockholders’ Agreement. Pursuant to the agreement, Full Alliance agreed not to transfer or dispose of an aggregate of 5,600,000 shares of Common Stock pledged to MSPEA (the “Pledged Shares”) without the prior written consent of MSPEA until the earliest of (i) the conversion of all of the Preferred Shares into shares of Common Stock and the sale of all of the underlying shares of Common Stock, (ii) the redemption of all of the Preferred Shares or (iii) the fifth anniversary of the date of the agreement.

In the event that the Company’s net income falls below the certain income targets and the Company has engaged in certain additional issuances of Company’s equity securities not approved in writing by holders of a majority of the Preferred Shares outstanding, if the Certificate of Designation for the Preferred Shares does not allow for an increase in the applicable Income Target in calculating any adjustments to the conversion price of the Preferred Shares, Full Alliance agreed to transfer to MSPEA or its affiliates, for total consideration of $1, such amount of shares of Common Stock held by Full Alliance that MSPEA would otherwise receive upon conversion of its Preferred Shares, had the applicable Income Target been increased. Notwithstanding the above, the total amount of shares transferable from Full Alliance to MSPEA or its affiliates under the terms of the Stockholders’ Agreement and the shares of Common Stock issuable to MSPEA upon conversion of the Preferred Shares shall not exceed 9,869,205, or 19.99% of the total number of shares of Common Stock outstanding on the date of execution of the Securities Purchase Agreement.

The net income targets referenced above are: $84 million for fiscal 2011, $210 million for the cumulative period of fiscal 2011 through fiscal 2012, $399 million for the cumulative period of fiscal 2011 through fiscal 2013, and $682.5 million for the cumulative period of fiscal 2011 through fiscal 2014.

Full Alliance also agreed that, so long as MSPEA and its affiliates own at least 10% of the outstanding Preferred Shares, it will not, without the prior written consent of MSPEA, enter into any business that competes with the business of the Company and its subsidiaries or persuade, solicit, or encourage any management or key employee of the Company or its subsidiaries to terminate employment with the Company or its subsidiaries.

Page 7 of 8 Pages

Share Pledge

In connection with the Stockholders’ Agreement, on June 9, 2011, Full Alliance pledged the Pledged Shares to guarantee its obligations under the Stockholders’ Agreement described in more detail above. Pursuant to the terms of the pledge agreement, Full Alliance agreed to appoint MSPEA as attorney-in-fact for the Pledged Shares with full power to vote and dispose of the Pledged Shares in the event Full Alliance fails to abide by the transfer restrictions or conversion adjustment transfers set forth in the Stockholders’ Agreement as described above (the “Guaranteed Obligations”).

The Share Pledge is binding upon the parties until the payment and satisfaction of all the Guaranteed Obligations and Full Alliance’s obligations under the pledge agreement.

Except as disclosed herein and in the Current Report on Form 8-K filed by the Company on May 29, 2011 and June 9, 2011, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Company, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.:	Title:
2.1	Share Exchange Agreement, dated as of April 17, 2008.*
10.1	Securities Purchase Agreement, dated as of May 8, 2009.**
10.2	Securities Purchase Agreement, dated as of May 29, 2011.***
10.3	Stockholders’ Agreement.***
10.4	Pledge Agreement.***
* Incorporated by reference to the corresponding exhibit to the Company’s Current Report on Form 8-K filed with the SEC on April 22, 2008.
** Incorporated by reference to the corresponding exhibit to the Company’s Current Report on Form 8-K filed with the SEC on May 8, 2009.
*** Incorporated by reference to the corresponding exhibit to the Company’s Current Report on Form 8-K filed with the SEC on May 31, 2011.

Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2011

FULL ALLIANCE INTERNATIONAL LIMITED
	By:	/s/ Zhong Xingmei
	Name:	Zhong Xingmei
	Title:	Director

ZHONG XINGMEI

/s/ Zhong Xingmei